UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                                     with a copy to:
   Mitchell Herman                                   John D. Schupper
   Asta Funding, Inc.                                Lowenstein Sandler PC
   210 Sylvan Avenue                                 65 Livingston Avenue
   Englewood Cliffs, New Jersey  07632               Roseland, New Jersey  07068
   (201) 567-5648                                    (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP NO. 0462220109
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   1)   Names of Reporting  Persons I.R.S. Identification  Nos. of Above Persons
        (entities only):

                                   Gary Stern
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                 (a) [ ]          (b) [ ]
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   3)   SEC Use Only

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   4)   Source of Funds (See Instructions):   N/A

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   5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e):
                                 Not Applicable
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   6)   Citizenship or Place of Organization:   USA

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        Number of                    7)   Sole Voting Power:         1,518,523*
                                     -------------------------------------------
        Shares Beneficially          8)   Shared Voting Power:               0
                                     -------------------------------------------
        Owned by
        Each Reporting               9)   Sole Dispositive Power:    1,518,523*
                                     -------------------------------------------
         Person With:               10)   Shared Dispositive Power:          0
                                    --------------------------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,518,523 *
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):   X
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   13)  Percent of Class Represented by Amount in Row (11):    36.2%
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   14)  Type of Reporting Person (See Instructions):   IN

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 *   Includes:  i) 180,000 shares of  Common Stock  issuable  upon  exercise  of options that are exercisable within 60 days of May 9, 2002; ii) 339,426 shares of Common Stock owned by Gary Stern as custodian for his minor children; and iii) 142,761 shares of Common Stock owned by Asta Group, Incorporated ("Group") which shares are attributable to Gary Stern based on his percentage ownership of Group. Excludes 103,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of May 9, 2002 and; 180,000 shares of Common Stock held by irrevocable trusts for the benefit of his minor children under which Gary Stern is not the trustee. Gary Stern disclaims beneficial ownership of such shares of Common Stock held by the trusts.

         Gary Stern (the "Reporting Person") hereby amends the Schedule 13D, as previously amended, as of the date hereof, relating to the shares of common stock, par value $.01 per share (the "Common Stock") of Asta Funding, Inc. (the "Company"), as follows:


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon the information contained in the Company's Annual Report on Form 10KSB/A for the period ending September 30, 2001 and the Company's Quarterly Report on Form 10QSB for the period ending December 31, 2001, there are issued and outstanding 4,019,000 shares of Common Stock. The Reporting Person is deemed to beneficially own 1,518,523 shares of Common Stock or 36.2% of the shares of Common Stock. The reporting person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,518,523 shares of Common Stock, excluding: (i) 103,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of May 9, 2002 and; (ii) 180,000 shares of Common Stock held by irrevocable trusts for the benefit of his minor children under which Gary Stern is not the trustee. Gary Stern disclaims beneficial ownership of such shares of Common Stock held by the trusts.

         The following table details the transactions by the reporting persons or entities controlled by the reporting person in the Common Stock in the past sixty (60) days:


      Date            Quantity         Price              Transaction Type
      ----            --------         -----              ----------------
    12/11/01           130,000          --           Gifted to trust for benefit
                                                       of minor children
    01/02/02            50,000          --           Gifted to trust for benefit
                                                       of minor children
    01/15/02             5,000          --           Gifted to charity

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            May 10, 2002


                                       By: /s/ Gary Stern
                                           -------------------------------------
                                            Gary Stern


                                            Gary Stern / Chief Executive Officer
                                            ------------------------------------
                                            Name / Title




      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).